Exhibit 99.3

Silynxcom Announces First Half of 2025 Financial Results, Expands Client Diversity and Raised $2.9M to Support Growth

Netanya, Israel, Sept. 26, 2025 -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, has released its consolidated financial results as of and for the six months ended June 30, 2025. The Company highlighted significant progress in diversifying its client base across international markets, coupled with a strengthened financial position following a $2.9 million capital raise, positioning it for a future growth in the tactical communications sector.

“We are kicking off a new phase of growth by strategically expanding our client base across the U.S., Europe, and Asia, while leveraging new orders and innovative products to meet rising global defense needs,” said Nir Klein, Chief Executive Officer of Silynxcom. “With a fortified balance sheet and strong demand for our combat-proven technology, we believe we are well-positioned to drive global expansion and deliver value to shareholders and customers in the dynamic defense sector.”

Key Financial Highlights for First Half of 2025

●	Revenue and Operations: for the six months ended June 30, 2025, Silynxcom generated revenue of $2.3 million, with a broader geographic footprint, driven by sales to the Israel Defense Forces (IDF), U.S., Europe, and Asia, reflect growing international adoption. In-Ear Headsets ($1.0 million) and Single-Sided (“SST”) Headsets ($1.2 million) showed balanced product demand across the portfolio. Operating expenses of $2.4 million for the six months ended June 30, 2025, reflect investment in innovation and market expansion. These results compared to $5.356 million in revenue and a $0.3 million operating profit in H1 2024.

●	Strengthened Balance Sheet: Total assets for the six months ended June 30, 2025, grew by 8% to $9.5 million (from $8.8 million on December 31, 2024), with cash and cash equivalents up 11% to $3.5 million and current liabilities down 20% to $1.9 million, compared to the six months ended December 31, 2024

●	Successful Capital Raise: Closed an underwritten public offering of 1.29 million ordinary shares at $2.25 per share on April 2, 2025, raising $2.9 million gross ($2.6 million net), boosting shareholders’ equity by 19% to $6.6 million, compared to the six months ended December 31, 2024

●	Net Loss: Reported a net loss of $1.6 million for the six months ended June 30, 2025, or ($0.27) per share, compared to $0.7 million, or ($0.14) per share, in H1 2024. No income tax expenses preserved cash.

●	Liquidity and Cash Flow: Financing activities during the six months ended June 30, 2025, provided $2.5 million (share issuance and option exercises), offsetting $2.2 million in operating cash use, yielding a net cash increase of $0.4 million. Cash balance stood at $3.5 million

Strategic and Operational Achievements

●	Global Client Expansion: In the six months ended June 30, 2025, Silynxcom strengthened its revenue diversification with increased sales to U.S., European, and Asian markets, reducing reliance on key clients and enhancing resilience amid moderated IDF demand. This aligns with Silynxcom’s strategy to penetrate global defense and security markets.

●	Inventory Readiness: In the six months ended June 30, 2025, Silynxcom increased its inventory by $0.24 million to $3.4 million, positioning the Company for potential demand recovery in global defense markets.

Post-First Half 2025 Developments:

New Orders Secured

●	On July 23, 2025: the Company secured a $140,000 purchase order from a special forces unit in the Asia-Pacific region for advanced in-ear communication systems, expanding Silynxcom’s global presence.

●	On July 30, 2025: the Company received a $500,000 order from the IDF for in-ear headset systems and accessories, reinforcing the Company’s strong domestic partnerships.

●	On September 11, 2025: the Company landed a $750,000 order from the IDF for tactical communication headsets, contributing to cumulative orders of ~$10 million from Israeli forces since October 7, 2023.

●	On September 16, 2025: the Company secured a $200,000 purchase order from the Israeli Navy for advanced headset systems, further diversifying its domestic defense contracts.

Product Innovation

In August 2025, Silynxcom entered the drone detection technology market with a specialized headset for armored personnel carriers and enhanced in-ear solutions with real-time vital signs monitoring, broadening its product applications for high-stakes missions.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional information about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: its expectation of being positioned for future growth in the tactical communications sector; that it is well-positioned to drive global expansion and deliver value to shareholders and customers in the dynamic defense sector; and that its inventory readiness positions the Company for potential demand recovery in global defense markets. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contacts

Michal Efraty
ir@silynxcom.com

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